UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                             Price Enterprises, Inc.
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                                (Name of Issuer)

                  8 3/4% Series A Cumulative Redeemable Preferred Stock
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                         (Title of Class of Securities)

                                   741444 301
                   ------------------------------------------
                                 (CUSIP Number)

                                 James Nakagawa
                          17140 Bernardo Center Drive
                              San Diego, CA 92128
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notice and Communications)

                                December 20, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 741444 301              SCHEDULE 13D                 Page 2 of 4 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Price Family Charitable Fund
      95 3842468
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      San Diego, California - USA
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                  7     SOLE VOTING POWER

                        2,281,680
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               2,281,680
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,281,680
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2,281,680 divided by 23,791,767 = 9.6%
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14    TYPE OF REPORTING PERSON*

      OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.    SECURITY AND ISSUER

      Price Enterprises, Inc.
      8 3/4% Series A Cumulative Redeemable Preferred Stock
      Price Enterprises
      17140 Bernardo Center Drive #300
      San Diego, CA 92128

2.    IDENTITY AND BACKGROUND

      a) The Price Family Charitable Fund
      b) 7979 Ivanhoe Avenue, Suite 520
      La Jolla, CA 92037
      c) Private Foundation
      d) None
      e) None
      f) Private Foundation in United States

3.    SOURCE AND AMOUNT OF FUNDS

      All securities were received pursuant to a pro rata distribution by Price Enterprises of one share of 8 3/4% Series A Cumulative Redeemable Preferred Stock ("Series A Preferred Stock") for each share of common stock held by stockholders of record on July 30, 1998 (the
      "Distribution"). The Fund held 2,055,080 shares of common stock on the record date.

4.    PURPOSE OF TRANSACTION

      The Fund received the Series A Preferred Stock in a pro rata distribution to holders of common stock on July 30, 1998 and intends to hold the shares of Series A Preferred Stock for investment purposes only.

5.    INTEREST IN SECURITIES OF THE ISSUER

      a) The aggregate number of shares beneficially owned (2,281,680 or 9.6%) is held as follows.

            -     2,281,680 shares by The Price Family Charitable Fund

      b) The power to vote and the power to dispose of such shares is as follows:

            Sole power to vote or direct the vote: 2,281,680

            Sole power to dispose or direct the disposition 2,281,680

      c) On August 17, 1998, the Price Family Charitable Fund received 2,055,080 shares of Series A Preferred Stock in the Distribution.

            1. On September 16, 1998, the Price Family Charitable Fund made a gift of 1,000,000 shares of Series A Preferred Stock to one charitable organization.

            2. The Price Family Charitable Fund acquired 40,000 shares on the open market for $13.06 per share on 10/6/98, and 60,000 shares for $13.48 per share on 10/7/98.

            3. The Price Family Charitable Fund made a gift of 57,500 shares to a charitable organization on 11/6/98.

            4. The Price Family Charitable Fund received a charitable gift of 184,100 shares on 8/8/00.

            5. The Price Family Charitable Fund purchased 1,000,000 shares in a private transaction for $14.75 per share on 12/20/00.

      d)    N/A

      e)    N/A

6.    CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER

      For information regarding shares of Price Enterprises Common Stock beneficially owned by the Fund, see the separate 13D, as amended from time to time, regarding such ownership.

7.    EXHIBITS

      N/A

The Price Family Charitable Fund (the "Fund") is a private foundation. Certain directors of the Fund beneficially own Series A Preferred Stock of Price Enterprises, Inc; accordingly, in accordance with General Instruction C to
Schedule 13D, the information relating to such persons and responsive to Items 2-6 is set forth below.

The directors of the fund are Sol Price, Robert Price, Jim Cahill, Helen Price Allison Price, Murray Galinson, Roy Anderson, and Jack McGrory. The officers of the Fund are Mr. Robert Price, President, Ms. Kathy Hillan, Treasurer, Mr. Sol Price, Chairman of the Board, Mr. James Cahill, Vice President, and Mr. Joseph Satz, Secretary. Each of the foregoing individuals disclaims membership in a group with the Fund.

Responses to Items 2-6 for Mr. Sol Price, Mr. Robert Price, Mr. Cahill, Mr. Satz, Mr. Galinson, Mr. Anderson, Mr. McGrory and Ms. Hillan are set forth below:

Mr. Sol Price and Ms. Helen Price

      Mr. Sol Price files a separate Schedule 13D. Ms. Helen Price is married to Mr. Sol Price.

Mr. Robert Price and Ms. Allison Price

      Mr. Robert Price files a separate Schedule 13D. Ms. Allison Price is married to Mr. Robert Price.

Mr. Cahill

      2.    IDENTITY AND BACKGROUND
            a)    Jim Cahill
            b)    7979 Ivanhoe Avenue, Suite 520, La Jolla, CA 92037
            c)    Executive Vice President, Price Entities
            d)    None
            e)    None
            f)    U.S. Citizen

      3.    SOURCE AND AMOUNT OF FUNDS: N/A

      4.    PURPOSE OF TRANSACTION: N/A

      5.    INTEREST IN SECURITIES OF THE ISSUER:

            Sole Voting Power:     86,250
                                    4,000 (As custodian for minor children)
            Shared Voting Power:  157,850 (As co-Trustee)
                                2,281,680 (As a director of the Fund)
                                  850,285 (As co-manager of the Price Group LLC)

            Sole Dispositive Power:    86,250
                                        4,000 (As Custodian For Minor Children)
            Shared Dispositive Power: 850,285 (As co-manager of the Price Group
                                               LLC)
                                    2,281,680 (As a director of the Fund)

    6.   CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER:

         Mr. Cahill is the borrower under a loan agreement entered into in May 1998. The loan is secured by 50,000 shares of Price Enterprises Preferred Stock.

Mr. Satz

      2.    IDENTITY AND BACKGROUND

            a)    Joseph Satz
            b)    7979 Ivanhoe Avenue, Suite 520, La Jolla, CA 92037
            c)    General Counsel, Price Entities
            d)    None
            e)    None
            f)    U.S. Citizen

      3.    SOURCE AND AMOUNT OF FUNDS: N/A

      4.    PURPOSE OF TRANSACTION: N/A

      5.    INTEREST IN SECURITIES OF THE ISSUER:

            Sole Voting Power:     5,500
            Shared Voting Power: 850,285 (As co-manager of the Price Group LLC)

            Sole Dispositive Power:     5,500
            Shared Dispositive Power: 850,285 (As co-manager of the Price Group
                                               LLC)

6.    CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER: N/A

Mr. Galinson

      2.    IDENTITY AND BACKGROUND

      a)    Murray Galinson
      b)    7979 Ivanhoe Avenue, Suite 520, La Jolla, CA 92037
      c)    Self Employed
      d)    None
      e)    None
      f)    U.S. Citizen

      3.    SOURCE AND AMOUNT OF FUNDS: N/A

      4.    PURPOSE OF TRANSACTION: N/A

      5.    INTEREST IN SECURITIES OF THE ISSUER:

            Sole Voting Power:     120,750
            Shared Voting Power: 2,281,680 (As director of the Fund)
                                   850,285 (as co-manager of the Price Group
                                            LLC)

            Sole Dispositive Power:     120,750
            Shared Dispositive Power: 2,281,680 (As director of the Fund)
                                        850,285 (as co-manager of the Price
                                                 Group LLC)

      6. CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER: Mr. Galinson is the borrower under a loan agreement entered into in May 1998. The loan is secured by 100,000 shares of Price Enterprises Preferred Stock.

Mr. Anderson

      2.    IDENTITY AND BACKGROUND

      a)    Roy Anderson
      b)    1055 West 7th St.#3050, Los Angeles, CA 90017
      c)    Self Employed
      d)    None
      e)    None
      f)    U.S. Citizen

      3.    SOURCE AND AMOUNT OF FUNDS: N/A

      4.    PURPOSE OF TRANSACTION: N/A

      5.    INTEREST IN SECURITIES OF THE ISSUER:

            Sole Voting Power: 0
            Shared Voting Power: 2,281,680 (As director of the Fund)

            Sole Dispositive Power: 0
            Shared Dispositive Power: 2,281,680 (As director of the Fund)

      6.    CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER: N/A

Mr. McGrory

      2.    IDENTITY AND BACKGROUND

      a)    Jack McGrory
      b)    7979 Ivanhoe Avenue, Suite 520, La Jolla, CA 92037
      c)    Chief Operating Officer, Price Entities
      d)    None
      e)    None
      f)    U.S. Citizen

      3.    SOURCE AND AMOUNT OF FUNDS: N/A

      4.    PURPOSE OF TRANSACTION: N/A

      5.    INTEREST IN SECURITIES OF THE ISSUER:

            Sole Voting Power:      10,000
                                     2,000 (As custodian for children)
            Shared Voting Power: 2,281,680 (As director of the Fund)
                                   850,285 (as co-manager of the Price Group
                                            LLC)

      Sole Dispositive Power: 10,000
                               2,000 (As custodian for children)
      Shared Dispositive Power: 2,281,680 (As director of the Fund)
                                  850,285 (as co-manager of the Price Group LLC)

      6. CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER: Mr. McGrory is the borrower under a loan agreement entered into in May 1998. The loan is secured by 10,000 shares of Price Enterprises Preferred Stock.

Ms. Hillan

      2.    IDENTITY AND BACKGROUND

      a)    Kathy Hillan
      b)    7979 Ivanhoe Avenue, Suite 520, La Jolla, CA 92037
      c)    Chief Financial Officer, Price Entities
      d)    None
      e)    None
      f)    U.S. Citizen

      3.    SOURCE AND AMOUNT OF FUNDS: N/A

      4.    PURPOSE OF TRANSACTION: N/A

      5.    INTEREST IN SECURITIES OF THE ISSUER:

      Sole Voting Power: 1,550
      Shared Voting Power: 2,281,680 (As director of the Fund)
                             850,285 (as co-manager of the Price Group LLC)

      Sole Dispositive Power: 1,550
      Shared Dispositive Power: 2,281,680 (As director of the Fund)
                                  850,285 (as co-manager of the Price Group LLC)

6. CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER: N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            December 29, 2000                   /s/ Sol Price
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                                                DATE Sol Price - Chairman
                                                Price Family Charitable Fund